                                                FILED PURSUANT TO RULE 424(b)(2)
                                               REGISTRATION FILE NO.: 333-134553
                                                         DATED DECEMBER 12, 2006

UNDERLYING SUPPLEMENT NO. 100
TO PROSPECTUS DATED MAY 30, 2006 AND
PROSPECTUS SUPPLEMENT DATED MAY 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

S&P 500(R) INDEX (SPX)

GENERAL

o    Lehman Brothers Holdings Inc. may offer and sell notes linked to an index from time to time. This underlying supplement no. 100 describes the S&P
     500(R) Index. The specific terms for each series of notes will be included in a product supplement. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes.
     We refer to such term sheets and pricing supplements generally as terms supplements. You should read the base prospectus, the MTN prospectus supplement, the relevant product supplement and any other related prospectus supplement, term sheet or pricing supplement, including the description of the S&P 500(R) Index set forth in this underlying supplement, carefully before you invest in the notes. Any terms used herein but not defined herein shall have the meaning given to them in the base prospectus, the MTN prospectus supplement or relevant product supplement or free writing prospectus. This underlying supplement may not be used to sell securities unless accompanied by the base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplement.

INVESTING IN NOTES LINKED TO THE S&P 500(R) INDEX INVOLVES A NUMBER OF RISKS.
SEE "RISK FACTORS" BEGINNING ON PAGE US-1 IN THIS UNDERLYING SUPPLEMENT NO. 100
AND "RISK FACTORS" IN THE RELEVANT PRODUCT SUPPLEMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 100, the accompanying base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplements. Any representation to the contrary is a criminal offense.

                                 LEHMAN BROTHERS

December 12, 2006

"Standard & Poor's," "S&P," "S&P 500," "Standard & Poor's 500," and "500" are
trademarks of McGraw-Hill, Inc. and have been licensed for use by Lehman
Brothers Inc. and sub-licensed for use by Lehman Brothers Holdings Inc. The notes, linked to the performance of the S&P 500 Index, are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the notes.

                                TABLE OF CONTENTS

                              UNDERLYING SUPPLEMENT
Risk Factors.............................................................   US-1
The S&P 500(R) Index.....................................................   US-2

                            MTN PROSPECTUS SUPPLEMENT

                                 BASE PROSPECTUS

Ratios of Earnings to Fixed Charges and of Earnings to Combined

          In making your investment decision, you should rely only on the information contained or incorporated by reference in the relevant terms supplements, this underlying supplement no. 100, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement with respect to the notes offered and with respect to Lehman Brothers Holdings Inc. The relevant terms supplements, this underlying supplement no. 100, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. We have not authorized anyone to give you any additional or different information. The information in the relevant terms supplements, this underlying supplement no. 100, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement may only be accurate as of the dates of each of these documents, respectively.

          The notes described in the relevant terms supplements, this underlying supplement no. 100 and the relevant product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers,
Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplements, this underlying supplement no. 100, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement do not constitute an offer to sell or

                                      US-i

a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

          In this underlying supplement no. 100, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement, "we," "us" and "our" refer to Lehman Brothers Holdings
Inc., unless the context requires otherwise.

                                      US-ii

                                  RISK FACTORS

          Your investment in notes linked to the S&P 500 Index will involve certain risks. Investing in the notes is not equivalent to investing directly in the S&P 500 Index or any of the component stocks of the S&P 500 Index. In addition, your investment in notes entails other risks not associated with an investment in conventional debt securities. YOU SHOULD CONSIDER CAREFULLY THE
FOLLOWING DISCUSSION OF RISKS BEFORE YOU DECIDE THAT AN INVESTMENT IN NOTES
LINKED TO THE S&P 500 INDEX IS SUITABLE FOR YOU. IN ADDITION, YOU SHOULD
CONSIDER CAREFULLY THE DISCUSSION OF RISKS SET FORTH IN THE RELEVANT PRODUCT
SUPPLEMENT BEFORE YOU DECIDE THAT AN INVESTMENT IN THE NOTES IS SUITABLE FOR
YOU.

S&P MAY ADJUST THE S&P 500 INDEX IN A WAY THAT AFFECTS ITS LEVEL AND ADVERSELY
AFFECTS THE VALUE OF YOUR NOTES, AND S&P HAS NO OBLIGATION TO CONSIDER YOUR
INTERESTS.

          Standard & Poor's ("S&P"), a division of The McGraw-Hill Companies,
Inc. and the publisher of the S&P 500 Index, is responsible for calculating and maintaining the S&P 500 Index. We are not affiliated with S&P in any way (except for licensing arrangements discussed below in "The S&P 500(R) Index") and have no way to control or predict its actions including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the S&P 500 Index.

          S&P can add, delete or substitute the stocks underlying the S&P 500
Index or make other methodological changes that could change the level of the
S&P 500 Index. You should realize that the changing of companies included in the
S&P 500 Index may affect the S&P 500 Index, as a newly added company may perform significantly better or worse than the company or companies it replaces.
Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the S&P 500 Index. Any of these actions could adversely affect the value of your notes. S&P has no obligation to consider your interests in calculating or revising the S&P 500 Index. See "The S&P 500(R) Index."

          Neither Lehman Brothers nor any of its affiliates assumes any responsibility for the adequacy or accuracy of the information about the S&P 500
Index or S&P contained in this underlying supplement or any public disclosure of information by S&P. You, as an investor in the notes, should make your own investigation into the S&P 500 Index and S&P.

WE CANNOT CONTROL ACTIONS BY THE COMPANIES WHOSE COMMON STOCKS MAKE UP THE S&P
500 INDEX.

          We are one of the companies that make up the S&P 500 Index, but we are not affiliated with any of the other companies whose stock is included in the
S&P 500 Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the S&P 500 Index or your notes. None of the money you pay us will go to S&P or any of the other companies included in the S&P 500 Index and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

YOU WILL HAVE NO SHAREHOLDER RIGHTS IN ISSUERS OF STOCKS UNDERLYING THE S&P 500
INDEX.

          Investing in the notes is not equivalent to investing in the securities underlying the S&P 500 Index. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities composing the S&P 500 Index would have.

                                      US-1

                              THE S&P 500(R) INDEX

          We have derived all information contained in this underlying supplement no. 100 regarding the S&P 500 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

          Additional information concerning the S&P 500 Index may be obtained at the S&P web site (www.spglobal.com). Information contained in the S&P web site is not incorporated by reference in, and should not be considered part of, this underlying supplement or any terms supplement.

          You can obtain the level of the S&P 500 Index at any time from the
Bloomberg(R) service under the symbol "SPX" or from the S&P web site at
www.spglobal.com.

S&P 500 INDEX COMPOSITION, MAINTENANCE AND CALCULATION

          The S&P 500 Index was developed by S&P and is calculated, maintained and published by S&P. The S&P 500 Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P
500 Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "Market
Value" of any Component Stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such Component Stock.
As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the Component Stocks and on September 16, 2005,
S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500 Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500
Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

          On March 21, 2005, S&P began to calculate the S&P 500 Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500 Index became fully float-adjusted. S&P's criteria for selecting stocks for the S&P 500 Index will not be changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500 Index (i.e., its Market Value).

          Under float adjustment, the share counts used in calculating the S&P
500 Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

     o    holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

     o    holdings by government entities, including all levels of government in the United States or foreign countries; and

     o    holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

          However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a

                                      US-2

group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the
S&P 500 Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as
"exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

          For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding.
(On March 21, 2005, the S&P 500 Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500 Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005,
S&P began to calculate the S&P 500 Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P
500 Index on and after September 16, 2005 is 0.80.) The float-adjusted S&P 500
Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average
IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

          As of the date of this underlying supplement, the S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500
Index reflects the total Market Value of all 500 Component Stocks relative to the S&P 500 Index's base period of 1941-43 (the "Base Period").

          An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

          The actual total Market Value of the Component Stocks during the Base
Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total Market Value of the Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it is the only link to the original Base Period level of the S&P 500 Index. The Index
Divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index ("Index Maintenance").

          Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

          To prevent the level of the S&P 500 Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500 Index require an Index Divisor adjustment. By adjusting the Index
Divisor for the change in total Market Value, the level of the S&P 500 Index remains constant. This helps maintain the level of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index does not reflect the corporate actions of individual companies in the S&P 500 Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the S&P 500 Index closing level.

          The table below summarizes the types of Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

           TYPE OF                                                                           DIVISOR
      CORPORATE ACTION                                  COMMENTS                           ADJUSTMENT
----------------------------   ---------------------------------------------------------   ----------

Company added/ deleted         Net change in market value determines divisor adjustment.   Yes

                                      US-3

          TYPE OF                                                                            DIVISOR
      CORPORATE ACTION                                  COMMENTS                           ADJUSTMENT
----------------------------   ---------------------------------------------------------   ----------

Change in shares outstanding   Any combination of secondary issuance, share repurchase     Yes
                               or buy back - share counts revised to reflect change.

Stock split                    Share count revised to reflect new count. Divisor           No
                               adjustment is not required since the share count and
                               price changes are offsetting.

Spin-off                       If spun-off company is not being added to the index, the    Yes
                               divisor adjustment reflects the decline in index market
                               value (i.e., the value of the spun-off unit).

Spin-off                       Spun-off company added to the index, no company removed     No
                               from the index.

Spin-off                       Spun-off company added to the index, another company        Yes
                               removed to keep number of names fixed. Divisor adjustment
                               reflects deletion.

Change in IWF due to a         Increasing (decreasing) the IWF increases (decreases) the   Yes
   corporate action or a       total market value of the index. The divisor change
   purchase or sale by an      reflects the change in market value caused by the change
   inside holder.              to an IWF.

Special Dividend               When a company pays a special dividend the share price is   Yes
                               assumed to drop by the amount of the dividend; the
                               divisor adjustment reflects this drop in index market
                               value.

Rights offering                Each shareholder receives the right to buy a proportional   Yes
                               number of additional shares at a set (often discounted)
                               price. The calculation assumes that the offering is fully
                               subscribed. Divisor adjustment reflects increase in
                               market cap measured as the shares issued multiplied by
                               the price paid.

          Stock splits and stock dividends do not affect the Index Divisor of the S&P 500 Index, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

          Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Market Value"). In order that the level of the S&P 500 Index not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New
Divisor") is derived as follows, where "Old Divisor" is the Index Divisor before the corporate event and "Pre-Event Market Value" is the market value of the component stocks before the corporate event:

                                             Post-Event Market Value
             New Divisor  =  Old Divisor  x  -----------------------
                                             Pre-Event Market Value

          Changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers,
Dutch auctions or exchange offers are made as soon as reasonably possible. All other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units or other recapitalizations) are made weekly and are announced on Tuesdays for implementation after the close of trading on Wednesday. Changes of less

                                      US-4

than 5% are accumulated and made quarterly on the third Friday of March, June,
September and December, and are usually announced two days prior.

          IWFs are reviewed annually based on the most recently available data filed with various regulators and exchanges. Revised IWFs are applied on the third Friday of September. Changes in IWFs resulting from corporate actions which exceed 10 percentage points will be implemented as soon as possible;
changes of less than 10 percentage points are implemented at the next annual review.

DISCONTINUATION OF THE S&P 500 INDEX; ALTERATION OF METHOD OF CALCULATION

          S&P has no obligation to continue to publish the S&P 500 Index, and may discontinue publication of the S&P 500 Index at any time in its sole discretion. If S&P discontinues publication of the S&P 500 Index and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued
Index (such index being referred to herein as a "S&P 500 successor index"), then any Index closing level will be determined by reference to the level of such S&P
500 successor index at the close of trading on the NYSE, the AMEX, the NASDAQ
National Market or the relevant exchange or market for the S&P 500 successor index on each relevant Index Valuation Date, Observation Date, Averaging Date,
Review Date or other relevant date or dates as set forth in the relevant terms supplement.

          Upon any selection by the calculation agent of an S&P 500 successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

          If S&P discontinues publication of the S&P 500 Index prior to, and such discontinuation is continuing on, an Index Valuation Date, Observation
Date, Averaging Date, Review Date or other relevant date as set forth in the relevant terms supplement, and the calculation agent determines, in its sole discretion, that no S&P 500 successor index is available at such time, or the calculation agent has previously selected an S&P 500 successor index and publication of such S&P 500 successor index is discontinued prior to, and such discontinuation is continuing on, such Index Valuation Date, Observation Date,
Averaging Date, Review Date or other relevant date, or if S&P (or the publisher of any S&P 500 successor index) fails to calculate and publish a closing level for the S&P 500 Index (or any S&P 500 successor index) on any date when it would ordinarily do so in accordance with its customary practice, then the calculation agent will determine the Index closing level for such date. The Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the S&P 500 Index or S&P 500 successor index, as applicable, last in effect prior to such discontinuation, or failure to calculate or publish a closing level for the index, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the S&P
500 Index or S&P 500 successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication or failure to calculate or publish the closing level of the S&P 500 Index may adversely affect the value of the notes.

          As used herein, "closing price" of a security, on any particular day, means the last reported sales price for that security on the relevant exchange at the scheduled weekday closing time of the regular trading session of the relevant exchange. If, however, the security is not listed or traded on a bulletin board, then the closing price of the security will be determined using the average execution price per share that an affiliate of Lehman Brothers
Holdings pays or receives upon the purchase or sale of the security used to hedge Lehman Brothers Holdings' obligations under the notes. The "relevant exchange" for any security (or any combination thereof then underlying the S&P
500 Index or any successor index) means the primary exchange, quotation system
(which includes bulletin board services) or other market of trading for such security.

          If at any time the method of calculating the S&P 500 Index or an S&P
500 successor index, or the level thereof, is changed in a material respect, or if the S&P 500 Index or an S&P 500 successor index is in any other way modified so that the S&P 500 Index or such S&P 500 successor index does not, in the opinion of the calculation agent, fairly represent the level of the S&P 500
Index or such S&P 500 successor index had such changes or modifications not been made, then the calculation

                                      US-5

agent will, at the close of business in New York City on each date on which the
S&P 500 Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P
500 Index or such S&P 500 successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level with reference to the S&P 500 Index or such
S&P 500 successor index, as adjusted. Accordingly, if the method of calculating the S&P 500 Index or a S&P 500 successor index is modified so that the level of the S&P 500 Index or such S&P 500 successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the
S&P 500 Index), then the calculation agent will adjust its calculation of the
S&P 500 Index or such S&P 500 successor index in order to arrive at a level of the S&P 500 Index or such S&P 500 successor index as if there had been no such modification (e.g., as if such split had not occurred).

LICENSE AGREEMENT WITH S&P

          Lehman Brothers Holdings Inc. has entered into a non-exclusive license agreement with S&P, which grants Lehman Brothers Holdings Inc. and certain of its affiliated or subsidiary companies a license, in exchange for a fee, to use the S&P 500 Index in connection with certain securities, including the notes.

          The notes are not sponsored, endorsed, sold or promoted by Standard &
Poor's, a division of The McGraw-Hill Companies, Inc., which we refer to as S&P.
S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500
Index to track general stock market performance. S&P's only relationship to
Lehman Brothers Holdings Inc. is the licensing of certain trademarks and trade names of S&P without regard to Lehman Brothers Holdings Inc. or the notes. S&P has no obligation to take the needs of Lehman Brothers Holdings Inc. or the holders of the notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

          S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P
500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY
ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR
IMPLIED, AS TO RESULTS TO BE OBTAINED BY LEHMAN BROTHERS HOLDINGS INC., HOLDERS
OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500, INDEX
OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND
EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A
PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED
THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY
LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES
(INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

          "STANDARD & POOR'S(R)", "S&P(R)", "S&P 500(R)" AND "500(R)" ARE
TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY
LEHMAN BROTHERS INC. AND SUB-LICENSED FOR USE BY LEHMAN BROTHERS HOLDINGS INC.
THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P
MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE
NOTES.

                                      US-6